Exhibit 99.3

The transactions are made for the securities of Japanese companies. The offer is subject to the disclosure requirements of Japan, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

[Translation]

Kansai Mirai Financial Group, Inc.

Stock code: 7321

Supplementary materials for the extraordinary general meeting of shareholders

To our shareholders:

Making Kansai Mirai Financial Group, Inc. a Wholly-Owned Subsidiary of Resona Holdings, Inc.

Table of contents:

• Background and Purposes of Making the Company a Wholly-Owned Subsidiary of Resona Holdings	1

• Rational of Making the Company a Wholly-Owned Subsidiary	2

• Method for Making the Company a Wholly-Owned Subsidiary	3

• Overview of the Allocation in Relation to the Share Exchange	4

• Overview of the Company and Resona Holdings	5

• Frequently Asked Questions about Making the Company a Wholly-Owned Subsidiary	6

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These materials are not the reference documents for the extraordinary general meetings of shareholders. When you exercise your voting rights, please see the “Notice of Convocation of the Extraordinary General Meeting of Shareholders”.

Background and Purposes of Making the Company a Wholly Owned Subsidiary of Resona Holdings

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Prolonged negative interest rates and the competitive environment surrounding banks due to the participation in financial business by other industry players as well as the ongoing spread of COVID-19 have been drastically changing the business outlook of regional banks

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We believe that it is the mission for the group to further extend commitment to Kansai region as well as supporting regional economies and customers, under the COVID-19 situation. Since strengthening the group’s management at an accelerating pace would be key to achieve the mission, the Company will become a wholly-owned subsidiary of Resona Holdings

Further commitment to Kansai region as Resona Group

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The Kansai region, the home market for the group, is an area where economic activities are expected to be further vitalized. Resona Holdings and the Company are fully committed as a group to grow together with the area

•	Robust growth to be achieved by distinctive marketing strategies and styles of Resona Group banks

Strengthen group management of Resona Group as a whole

•	Strengthen group management to support customers and regional society by taking into account the potential impacts from the long-lasting COVID-19 situation

•	Accelerate achievement of “Retail No.1” as Resona Group

•	Strengthen capital base by reducing profit outflow outside Resona Group

Accelerate integrated management through strengthening corporate governance

•	Ensure to accomplish the current mid-term business plan

•	Execute plans as a group to achieve group synergies to be expected in our current and mid-term management plans

•	Promote further cost reduction by optimizing management resources

•	Slim down the headquarters functions by integrating operations of Resona Holdings and the Company

•	Further optimize the Group’s channel network

•	Create an efficient operation structure

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Accelerate personnel relocation beyond entities *1

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Promptly establish an executive committee *2 of the Group to discuss specific measures to be implemented

*1	“Entity” means a company constituting the Resona Group.
*2	“Group executive committee” means the committee for examining the most appropriate group management system between Resona Holdings and the Company.

Rational of Making the Company a Wholly Owned Subsidiary

This transaction allows the Company to strengthen group management, leverage integrated solutions and management resources of Resona Group to the fullest and improve stability of the capital base, which will enable the Company to support regional economies and customers to the maximum extent possible.

Method for Making the Company a Wholly Owned Subsidiary

A share exchange will be conducted where Resona Holdings (Resona HD) will be a wholly-owning parent company resulting from the share exchange and the Company (Kansai Mirai FG) will be a wholly-owned subsidiary resulting from the share exchange. The Share Exchange will be conducted on April 1, 2021 as the effective date, after obtaining the approval at the Extraordinary Shareholders Meeting to be held on February 19, 2021.

Schedule for Making the Company a Wholly-Owned Subsidiary (scheduled)

Dates	Schedule

November 10, 2020	Execution of the share exchange agreement based on the resolution of the board of directors of both companies

November 11, 2020	Commencement of the tender offer of the company shares, etc.

December 9, 2020	Termination date of the tender offer period. (Payment completed on December 16, 2020)

December 25, 2020	Record date for voting rights at the extraordinary general meeting of shareholders

February 19, 2021 (scheduled)	Date of the extraordinary general meeting of shareholders

March 29, 2021 (scheduled)	Last trading day for the Company shares

March 30, 2021 (scheduled)	Delisting date of the Company

April 1, 2021 (scheduled)	Effective date of the share exchange

Overview of the Allocation in Relation to the Share Exchange

Share Exchange Ratio

On April 1, 2021, the effective date of the share exchange, 1.42 shares of common stock of Resona Holdings will be allocated and delivered for one share of the Company share.

	Resona Holdings	The Company
Allocation ratio in the Share Exchange	1.42	1

For example, if you hold 100 shares of common stock of the Company, 142 (100 shares × 1.42) shares of common stock of Resona Holdings will be delivered to you.

Overview of the Company and Resona Holdings

Corporate Name	Wholly Owning Parent Company resulting from the Share Exchange	Wholly Owned Subsidiary resulting from the Share Exchange
	Resona Holdings, Inc.	Kansai Mirai Financial Group, Inc.

Location	1-5-65, Kiba, Koto-ku, Tokyo	2-2-1, Bingomachi, Chuo-ku, Osaka-shi, Osaka

Title and Name of Representative	Masahiro Minami, President and Representative Executive Officer	Tetsuya Kan, Representative Director and Executive President

Description of Business	Bank holding company	Bank holding company

Capital Stock	50,472 million yen	29,589 million yen

Total Assets (consolidated)	60,512,454 million yen	11,225,125 million yen

Net Assets (consolidated)	2,316,543 million yen	455,350 million yen

Deposit Balance (consolidated)	52,909,979 million yen	10,377,012 million yen

Balance of Loans Receivable (consolidated)	36,645,552 million yen	9,085,813 million yen

Number of Employees (consolidated)	20,760 employees	6,693 employees

Major Shareholders and Ownership Ratio	The Master Trust Bank of Japan, Ltd. (trust account) 6.54%	Resona Holdings, Inc. 51.20%
	The Dai-ichi Life Insurance Company, Limited 5.44%	Sumitomo Mitsui Banking Corporation 21.27%
	Japan Trustee Services Bank, Ltd. (trust account) 4.43%	Japan Trustee Services Bank (trust account) 1.54%
	Japan Trustee Services Bank, Ltd. (trust account 9) 3.18%	The Master Trust Bank of Japan, Ltd. (trust account) 1.45%
	Nippon Life Insurance Company 2.84%	Japan Trustee Services Bank, Ltd. (trust account No. 9) 1.01%

(Note):	The information given in the “Description of Business” and below is the information as of March 31, 2020.

Frequently Asked Questions about Making the Company a Wholly-Owned Subsidiary

Question: What is a share exchange?

Answer: A share exchange is an act of organizational restructuring performed through an exchange of all of the issued shares of Company A for issued shares of Company B.

In this share exchange, Company A is Kansai Mirai Financial Group and Company B is Resona Holdings.

The “share exchange ratio” is the ratio at which one share of a particular company will be exchanged for shares of another company. In Making the Company a Wholly-Owned Subsidiary of Resona Holdings, 1.42 shares of common stock of Resona Holdings will be allocated for each one share of common stock of theCompany, as described in page 4 of this booklet.

E.g., if you hold 100 shares of common stock of the Company, you will be allocated 142 (100 shares × 1.42) shares of common stock of Resona Holdings.

Question: What happens to Kansai Mirai Financial Group shares which I own?

Answer: On April 1, 2021, the effective date of the share exchange, the Company will become a wholly owned subsidiary of Resona Holdings. For this reason, the Company will be delisted from the Tokyo Stock Exchange and any other Financial Instruments Exchanges on March 30, 2021. In lieu of your shares of the Company, however, you will be allocated shares of common stock of Resona Holdings in accordance with the share exchange ratio on April 1, 2021 and will be able to sell or purchase those shares on the Tokyo Stock Exchange or other Financial Instruments Exchanges. (You do not need to follow the procedures for the allocation and delivery of the common shares of Resona Holdings.)

Question: What happens to the dividends of Kansai Mirai Financial Group for the 2020 fiscal year?

Answer: On April 1, 2021, we will become a wholly owned subsidiary of Resona Holdings. The dividends for the 2020 fiscal year previously scheduled to be paid in June 2021, however, will be paid to shareholders who hold the Company shares as of March 31, 2021. The dividend per share is expected to be 10 yen.

Question: What do I do if I hold shares of less than one unit as a result of the share exchange?

Answer: Shareholders who will be allocated shares less than one unit (one unit is 100 shares) cannot sell such shares less than one unit on the Tokyo Stock Exchange or other financial instruments exchanges. If you hold shares of less than one unit, you can request Resona Holdings to purchase shares constituting less than one unit pursuant to Article 192, paragraph 1 of the Companies Act.

You can also request Resona Holdings to sell you shares in such a number that will constitute one unit when combined with the shares of less than one unit you already hold pursuant to Article 194, paragraph 1 of the Companies Act and the articles of incorporation of Resona Holdings.

Question: What happens if there are fractional shares less than one full share as a result of the share exchange?

Answer: In the share exchange, 1.42 shares of common stock of Resona Holdings will be delivered to shareholders for one share of common stock of the Company.

As a result, some of shareholders of the Company who hold shares less than one unit (less than 100 shares) may receive fraction of less than one share.

If Resona Holdings Shares to be delivered to the Company’s shareholders contain fractions of less than one share of the Resona Holdings Shares, Resona Holdings will treat them pursuant to Article 234 of the Companies Act, and allocate the right holders of fractions a cash amount corresponding to such fractions.

Question: Will my savings or loans be affected by the share exchange?

Answer: Although we will become a wholly owned subsidiary of Resona Holdings as a result of the share exchange, the Company’s subsidiaries, Kansai Mirai Bank, Limited and The Minato Bank, Ltd. will remain the Company’s wholly owned subsidiaries. Consequently, there will be no impact on the savings or loans you have with these banks. You can continue to access the services of the banks as before.

Question: What happens to our participation in the future ordinary general meetings of shareholders?

Answer: Only Resona Holdings will participate in the future ordinary general meeting of shareholders of the Company. However, Resona Holdings will resolve at its board of directors meeting to grant its voting rights to be exercised at its annual shareholders meeting to be held in June 2021 to the Company’s shareholders to whom shares of common stock of Resona Holdings will be allocated and delivered upon the share exchange. Such shareholders of the Company will be able to participate in such annual shareholders meeting of Resona Holdings.

Contact Information:

Please contact the following if you have any questions about the procedures for shares.

Shareholder registry administrator:	Stock Transfer Agency Business Planning Dept., Sumitomo Mitsui Trust Bank, Limited

Phone number for questions :	0120-782-031
(From 9:00 a.m. to 5:00 p.m. on weekdays. Closed on Saturdays, Sundays, and national and new year holidays)